SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS 4Q15

Consolidated launches totaled R$682.9 million, with gross sales reaching R$647.8 million in 4Q15. In 2015, launches totaled R$2.1 billion with gross sales reaching R$2.6 billion.

Net sales were R$482.6 million in 4Q15, reaching R$1.9 billion in 2015.

FOR IMMEDIATE RELEASE - São Paulo, January 18, 2016 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders, today announced operational results for the fourth quarter ended December 31, 2015. These operating results are preliminary, unaudited, and still subject to audit review.

Consolidated Launches

Fourth-quarter launches totaled R$682.9 million, an 182.7% increase compared to 4Q14, and a 12.5% increase compared to 3Q15. Launch volumes in 12M15 totaled R$2.1 billion, up 27.4% y-o-y.

During 4Q15, 14 projects/phases were launched in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul and Bahia. The Gafisa segment accounted for 55.7% of this quarter’s launches, while the Tenda segment accounted for the remaining 44.3%.

Table 1. Gafisa Group Launches (R$ thousand)

Launches	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y(%)	12M15	12M14	Y/Y(%)
Gafisa Segment	380,270	288,234	31.9%	-	-	996,316	1,023,012	-2.6%
Tenda Segment	302,635	318,585	-5.0%	241,549	25.3%	1,088,941	613,299	77.6%
Total	682,905	606,819	12.5%	241,549	182.7%	2,085,257	1,636,311	27.4%

Consolidated Pre-Sales

Net consolidated pre-sales totaled R$482.6 million during 4Q15, reflecting an increase of 58.8% y-o-y and a decrease of 2.1% when compared to 3Q15. Sales from launches represented 66.6% of total sales, while inventory sales comprised the remaining 33.4%.

Despite the challenges faced in the macroeconomic environment, the Company reached R$1.9 billion in  net pre-sales in 2015, an increase of 60.0% y-o-y. Sales from launches represented 40.9% of total sales in the year. The Gafisa segment accounted for 47.4% of the year’s net pre-sales, while the Tenda segment accounted for the remaining 52.6%.

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-sales	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y(%)	12M15	12M14	Y/Y(%)
Gafisa Segment	245,196	247,608	-1.0%	177,294	38.3%	914,796	811,032	12.8%
Tenda Segment	237,452	245,195	-3.2%	126,594	87.6%	1,016,131	395,981	156.6%
Total	482,648	492,803	-2.1%	303,888	58.8%	1,930,927	1,207,013	60.0%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 14.1% in 4Q15, higher than the 8.9% in 4Q14 and in line with the 14.8% posted in 3Q15. The consolidated speed of sales for 4Q15 launches reached 22.6% and 37.9% for 2015 launches, while in the year it consolidated speed of sales reached 39.7%, up from the 27.9% recorded in 2014.

Table 3. Gafisa Group Sales over Supply (SoS)

SoS	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y(%)	12M15	12M14	Y/Y(%)
Gafisa Segment	10.8%	11.0%	-20 bps	7.2%	360 bps	31.1%	26.1%	500 bps
Tenda Segment	20.9%	23.0%	-210 bps	13.3%	760 bps	53.0%	32.3%	2,070 bps
Total	14.1%	14.8%	-70 bps	8.9%	520 bps	39.7%	27.9%	1,180 bps

Delivered Projects

During the fourth quarter of 2015, the Company delivered 13 projects/phases accounting for 3,121 units and representing a total of R$1.2 billion in PSV. Delivery date is based on the date of the “Delivery Meeting” that takes place with customers, rather than physical completion, which occurs prior to the Delivery Meeting.

Over the full-year period, the two segments, together, delivered 43 projects/phases accounting for 10,697 units, representing a total of R$3.2 billion in PSV.

Inventory (Properties for Sale)

In the fourth quarter of 2015, the market value of consolidated inventory increased by 3.5% vs. 3Q15, at R$2.9 billion. In regards to 4Q15 sales, 33.4% related to remaining units, comprised of R$ 116.0 million from the Gafisa segment and R$45.2 million from the Tenda segment.

The market value of Gafisa inventory, which represents 69.3 % of total inventory, was R$2.0 billion at the end of 4Q15, stable q-o-q and a reduction of 11.6% y-o-y. This reduction is a result of both sales achieved in 4Q15 as well as the updated pricing of some projects in inventory to better reflect the current market reality. Tenda’s inventory was valued at R$899.8 million at the end of 4Q15, compared to R$820.7 million at the end of 3Q15.

Table 4. Inventory at Market Value 4Q15 x 3Q15 (R$)

	3Q15	Launches	Dissolutions	Gross Sales	Adjustments	4Q15	Q/Q (%)
Gafisa Segment	2,010,186	380,270	125,280	(370,476)	(116,006)	2,029,254	0.9%
Tenda Segment	820,745	302,635	39,887	(277,339)	13,885	899,813	9.6%
Total	2,830,931	682,905	165,167	(647,815)	(102,121)	2,929,067	3.5%

¹Adjustments of the period reflect updates related to the project’s scope, date of launch and price.

GAFISA SEGMENT

Focus on residential projects in the Middle, Medium-High and High income segments, with unit sales price exceeding R$250,000.

Gafisa Launches

Fourth quarter launches totaled R$380.3 million and consisted of 5 projects/phases in São Paulo. The sales speed of these launches reached 23.6%. The Gafisa segment launch volumes totaled R$996.3 million, representing 47.8% of consolidated launches in the year.

Gafisa Pre-Sales

Fourth quarter gross pre-sales in the Gafisa segment totaled R$370.5 million. Dissolutions in 4Q15 were R$125.3 million, yielding total net pre-sales of R$245.2 million, stable q-o-q and up 38.3% y-o-y. During the 12M15, the volume of dissolutions was R$512.9 million and net pre-sales ended the period at a total of R$914.8 million, an increase of 12.8% from 12M14. The Gafisa segment’s 12M15 sales over supply reached 31.1% compared to 26.1% in 12M14. In the 4Q15, SoS was 10.8%, in line with previous quarter and up compared to 4Q14.

Additionally, in recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position. In the year, such unit conversions have accounted for approximately 35.3% of total dissolved PSV, resulting in the reversal of R$126.6 million into new sales in 12M15. This achievement further reflects the flexibility of Gafisa’s product portfolio.

The Company continues to concentrate its efforts on the sale of existing units. As a result, 28.0% of net sales during the period related to projects launched before 2013, allowing for a reduction in the average age of Gafisa segment inventory. In regards to 12M15, 43.7% of net sales were related to projects launched until 2013.

Out of the 972 Gafisa segment units cancelled and returned to inventory during the year, 68.9%, or 670 units were resold over the same period.

Gafisa Delivered Projects

In 4Q15, 8 projects/phases were delivered, accounting for 1,641 units and representing a total of R$1.0 billion in PSV. In the year, 22 projects/phases accounting for 4,986 units and R$2.4 billion in PSV were delivered.

     TENDA SEGMENT

Focus on residential projects in the economic segment, targeted within the range II of the Minha Casa Minha Vida (MCMV) program.

Tenda Launches

Fourth-quarter launches from the Tenda segment totaled R$302.6 million, which included 9 projects/phases in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul and Bahia. The Tenda brand accounted for 44.3% of the 4Q15 consolidated launches. In the year, Tenda launches totaled R$1.1 billion, accounting for 52.2% of the 2015 consolidated launches.

Tenda Pre-Sales

During 4Q15, gross sales reached R$277.3 million, and dissolutions totaled R$39.9 million, yielding R$237.5 million of net pre-sales. This figure represents a 3.2% decrease when compared to that of 3Q15, but an increase of 87.6% when compared to the same period last year. It is worth noting that Tenda segment’s sales performance was impacted by the strike in the banking system, which took place in Brazil in the end of 2015. In the year, the volume of dissolutions was R$192.0 million with net pre-sales totaling R$1.0 billion, up by 156.6% from R$396.0 million in net pre-sales in 2014.

Sales from units launched during 4Q15 represented 27.1% of total segment sales. In addition, sales over supply was 20.9% during 4Q15. In 2015, launches were responsible for 50.0% of total sales and Tenda’s SoS reached 53.0%, substantially higher than 2014.

Table 5. SoS Gross Sales (Ex-Dissolutions)

SoS	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
New Model	29.8%	32.2%	20.3%	22.0%	32.7%	37.4%	29.6%	27.4%
Legacy	30.9%	35.8%	28.3%	17.5%	20.1%	24.3%	19.4%	13.3%
Total	30.5%	34.3%	24.4%	20.2%	28.6%	33.4%	26.9%	24.4%

Table 6. SoS Net Sales

SoS	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
New Model	18.8%	25.3%	11.8%	18.8%	30.9%	35.2%	27.1%	24.9%
Legacy	-1.6%	17.7%	-2.0%	5.0%	7.0%	12.0%	11.4%	5.2%
Total	6.4%	20.8%	4.8%	13.3%	23.3%	28.2%	23.0%	20.9%

In keeping with its policy of dissolving contracts with ineligible clients in order to sell the units to qualified customers, dissolutions decreased by 5.1% in 4Q15 when compared to 3Q15 and by 39.8% when compared to 4Q14, ending the period at R$39.9 million.

Based on its policy of immediate transfer after the sale and reduction in the legacy projects portfolio, Tenda segment presented a lower volume of dissolutions. Nearly 45% of dissolutions related to Tenda’s legacy projects, even though they represented only 11.4% and 18.9% of gross sales in the quarter and the year, respectively.

Of the 1,293 Tenda units cancelled and returned to inventory in 12M15, 62.5% were resold to qualified customers during the same period. In regards to dissolutions that were part of Tenda’s New Model, in 12M15, 85.1% were already resold in 2015.

Table 7. Cancelled PSV Tenda Segment (R$ thousand and % over Gross Sales)

	1Q14	% GS	2Q14	% GS	3Q14	% GS	4Q14	% GS
New Model	34,715	14.2%	24,977	8.3%	31,640	17.4%	18,003	9.3%
Legacy	158,450	64.7%	92,637	30.9%	114,697	62.9%	48,281	25.0%
Total	193,164	78.9%	117,614	39.3%	146,337	80.3%	66,285	34.4%

	1Q15	% GS	2Q15	% GS	3Q15	% GS	4Q15	% GS
New Model	12,594	4.2%	15,648	4.5%	19,576	6.8%	22,201	8.0%
Legacy	43,737	14.6%	38,115	11.1%	22,447	7.8%	17,686	6.4%
Total	56,332	18.8%	53,763	15.6%	42,023	14.6%	39,887	14.4%

Tenda Delivered Projects

5 projects/phases, accounting for 1,480 units were delivered in the quarter, representing R$211.4 million in PSV. In the year, 21 projects/phases were delivered, accounting for 5,711 units and representing R$802.5 million in PSV. The New Model accounted for 3,863 units and represented R$555.5 million in PSV.

IR Contacts

Danilo Cabrera
Mariana Suarez
Telephone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

Press Contacts

Máquina da Notícia  -
Comunicação Integrada
Giovanna Bambicini
Telephone: +55 11 3147-7414
Fax: +55 11 3147-7900
E-mail: gafisa@grupomaquina.com

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established more than 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, Gafisa and a stake in Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 19, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer